SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

22 October, 2015
RESULT OF EXTRAORDINARY GENERAL MEETING HELD ON 22ND OCTOBER, 2015

Ryanair, Europe's favourite airline, advises that all of the Resolutions proposed for consideration at the Extraordinary General Meeting of the Company held in Dublin today were carried. All Resolutions were decided on a show of hands. Results of proxy votes are set out in the following table. These Resolutions relate to the return to Shareholders of approximately €398 million, representing the gross proceeds from the sale of Ryanair's shares in Aer Lingus, which was announced on 24 September, 2015. Details of the Resolutions are contained in the Circular containing the Notice of the Extraordinary General Meeting which is available on the Ryanair website.

	Votes For		Votes Against		Total Votes*	Votes Withheld*	Total (inc. Withheld)
	Number	Percentage%	Number	Percentage%		Number	Number
Resolution 1	988,917,003	100.00%	6,205	0.00%	988,921,668	9,396	988,932,604
Resolution 2	988,914,415	100.00%	6,305	0.00%	988,919,180	11,884	988,932,604
Resolution 3	988,913,513	100.00%	5,815	0.00%	988,917,788	13,276	988,932,604
Resolution 4	988,914,383	100.00%	4,825	0.00%	988,917,668	13,396	988,932,604
Resolution 5	988,911,468	100.00%	7,207	0.00%	988,917,135	13,929	988,932,604

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

The Return of Cash amounts to €0.2942 per Existing Ordinary Share and is being effected by means of a B Share scheme. This gives Shareholders (other than Restricted Shareholders and ADS Holders, all of whom will receive the B Share Dividend) a choice as to the form in which they receive their proceeds from the Return of Cash - redemption proceeds (the Redemption Option) or dividend income (the B Share Dividend).

Shareholders (other than Restricted Shareholders and ADS Holders) who wish to receive the B Share Dividend must complete and return a valid Form of Election or submit a valid USE Instruction (as the case may be) prior to 1.00 p.m. on 5 November, 2015.

Shareholders (other than Restricted Shareholders and ADS Holders) who wish to receive their proceeds in the form of a redemption need take no further action as any eligible Shareholders who do not complete and return a Form of Election or submit a valid USE Instruction prior to 1.00 p.m. on 5 November, 2015 will be deemed to have elected for the Redemption Option.

In order to try to maintain (subject to market fluctuations) the market price for Ordinary Shares at approximately the same level as immediately prior to the implementation of the Return of Cash, a Capital Reorganisation, entailing a Share Consolidation on the basis of 39 New Ordinary Shares for every 40 Existing Ordinary Shares, is being implemented.

Application has been made to the Irish Stock Exchange and the UK Listing Authority for  1,319,320,802 ordinary shares of nominal value €0.006 in the capital of the Company (being the New Ordinary Shares in issue on completion of the Share Consolidation) to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and application has been made to the Irish Stock Exchange and the London Stock Exchange for these New Ordinary Shares to be admitted to trading on the respective main markets for listed securities of the Irish Stock Exchange and the London Stock Exchange.

The New Ordinary Shares in issue on completion of the Share Consolidation will be equivalent in all material respects to the Existing Ordinary Shares, including as to dividend, voting and other rights.

Admission is expected to be effective on 28 October, 2015 at 8.00 a.m. in accordance with the dates set out below.

Expected Timetable
The expected timetable of events in respect of the Return of Cash and the Capital Reorganisation for Shareholders (excluding ADS Holders) and for ADS Holders is set out below.

TIMETABLE FOR SHAREHOLDERS (EXCLUDING ADS HOLDERS)
Event	Time and/or date (all references to time in this section are to Dublin time)
Latest time and date for dealings in Existing Ordinary Shares. Share register of Existing Ordinary Shares closed and Existing Ordinary Shares disabled	4.30 p.m. on 27 October, 2015
Capital Reorganisation Record Date	6.00 p.m. on 27 October, 2015
Ex-date in respect of the Capital Reorganisation	28 October, 2015
Admission of New Ordinary Shares to the Official Lists and to trading on the Irish Stock Exchange and London Stock Exchange's main markets for listed securities (Listing)	8.00 a.m. on 28 October, 2015
Dealings in New Ordinary Shares commence. New Ordinary Shares entered into CREST and CREST accounts credited with 'Interim CREST entitlements' in respect of B Shares	8.00 a.m. (or as soon as possible thereafter) on 28 October, 2015
Latest time and date for receipt of Forms of Election and USE Instructions in relation to the B Share Choices	1.00 p.m. on 5 November, 2015
Redemption of B Shares pursuant to the Redemption Option	6.00 p.m. on 5 November, 2015
B Share Dividend Record Time	6.00 p.m. on 5 November, 2015
B Share Dividend declared and becomes payable	6.00 p.m. on 5 November, 2015
B Shares automatically convert into Deferred Shares	6.00 p.m. on 5 November 2015
Despatch of New Ordinary Share certificates
Despatch of cheques in respect of the B Shares redeemed under the Redemption Option
Despatch of cheques in respect of the B Share Dividend
Despatch of cheques in respect of the sale of fractional entitlements
By 16 November, 2015

Notes:

(1) All events in the above timetable following Listing are conditional upon Listing becoming effective.

(2) All references to time in this announcement are to time in Dublin, save where otherwise stated.

TIMETABLE FOR ADS HOLDERS
Event	Time and/or date (all references to time in this section are to New York time)
Latest time and date for dealing in Existing ADSs	4.00 p.m. on 27 October, 2015
ADS Record Date for the ADS consolidation and entitlement to New ADSs and the B Share Dividend	5.00 p.m. on 27 October, 2015
Ex-date in respect of the ADS consolidation and entitlement to New ADSs and the B Share Dividend	28 October, 2015
ADS Effective Date for ADS consolidation	28 October, 2015
Entitlements to New ADSs credited to DTC. Dealings commence in New ADSs	9.30 a.m. on 28 October, 2015
Payment of net B Share Dividend to ADS Holders	On or about 27 November, 2015

Notes:

(1) The B Share Dividend will be paid to ADS holders net of the Depositary's fee of US$0.02 per Existing ADS and any applicable expenses and taxes.

Defined terms used in this announcement have the same meaning as in the Circular issued by the Company dated 28 September, 2015.

ENDS

For further information
please contact:           Robin Kiely                            Joe Carmody
                                     Ryanair Ltd                            Edelman Ireland
                                     Tel: +353-1-9451949               Tel: +353-1-6789 333
                                     press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 October, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary